CUSIP No. 834156101

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              SOLAR ENERTECH CORP.

                                (NAME OF ISSUER)

                         COMMON STOCK, $0.001 PAR VALUE

                         (TITLE OF CLASS OF SECURITIES)

                                    834156101

                                 (CUSIP NUMBER)

                               Joseph P. Bartlett
        The Law Offices of Joseph P. Bartlett, A Professional Corporation
                             17050 SUNSET BLVD., # D
                           PACIFIC PALISADES, CA 90272
                                 (310) 584-1234

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 30, 2009
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (A)      /X/
         (B)      / /
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         PF
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)       / /
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         U.S.
--------------------------------------------------------------------------------
                           (7)     Sole Voting Power
                                   -0-

Number of Shares           (8)     Shared Voting Power
Beneficially Owned                 (1)
by Each Reporting
Person With                (9)     Sole Dispositive Power
                                   -0-

                          (10)     Shared Dispositive Power
                                   (1)
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         (1)
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)         / /
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         19.9%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------

-------------------------
(1) The Reporting Persons are deemed beneficial owners of a certain number of shares of Common Stock equal to 19.99% of the total issued and outstanding shares of Common Stock, after giving effect to the exercise of a portion of their Series C Warrants to allow for the Reporting Persons' beneficial ownership to reach 19.99%. See Item 5(a) for a more detailed explanation.

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (A)      /X/
         (B)      / /
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         U.S.
--------------------------------------------------------------------------------
                           (7)     Sole Voting Power
                                   -0-

Number of Shares           (8)     Shared Voting Power
Beneficially Owned                 (1)
by Each Reporting
Person With                (9)     Sole Dispositive Power
                                   -0-

                          (10)     Shared Dispositive Power
                                   (1)
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         (1)
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)          / /
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         19.9%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------


-------------------------
(1) The Reporting Persons are deemed beneficial owners of a certain number of shares of Common Stock equal to 19.99% of the total issued and outstanding shares of Common Stock, after giving effect to the exercise of a portion of their Series C Warrants to allow for the Reporting Persons' beneficial ownership to reach 19.99%. See Item 5(a) for a more detailed explanation.

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (A)      /X/

         (B)      / /
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         U.S.
--------------------------------------------------------------------------------
                           (7)     Sole Voting Power
                                   -0-

Number of Shares           (8)     Shared Voting Power
Beneficially Owned                 (1)
by Each Reporting
Person With                (9)     Sole Dispositive Power
                                   -0-

                          (10)     Shared Dispositive Power
                                   (1)
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         (1)
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)         / /
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         19.9%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO
--------------------------------------------------------------------------------


-------------------------
(1) The Reporting Persons are deemed beneficial owners of a certain number of shares of Common Stock equal to 19.99% of the total issued and outstanding shares of Common Stock, after giving effect to the exercise of a portion of their Series C Warrants to allow for the Reporting Persons' beneficial ownership to reach 19.99%. See Item 5(a) for a more detailed explanation.

Item 1.

         This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission on January 28, 2008 (the "Initial Schedule 13D") and prior amendments thereto (collectively; the "Prior Schedules"). Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to them in the Prior Schedules. Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 4.  Purpose of Transaction

         This Amendment No. 3 is being made to disclose that Reporting Persons
(i) are no longer holding their securities of the Issuer strictly for investment purposes and (ii) have presented to the board of directors of the Issuer (the "Board") on October 30, 2009, a non-binding Summary of Terms (the "Term Sheet"), a copy of which is attached hereto as Exhibit "B" and the text of which is incorporated herein by this reference. The following is a list of some of the principal terms proposed in the Term Sheet, all of which are qualified in their entirety by this reference to the Term Sheet attached hereto as Exhibit "B":

         (a) ALTERNATIVE PROPOSALS: The Reporting Persons are offering the Issuer alternative proposals with respect to control of the Board and modification of the Series A Notes and Series B Notes (the "Notes"):

              (i) ALTERNATIVE A: The Notes will be converted into Common Stock at a conversion price of $0.15 per share and the former note holders will be allowed to designate a majority of the Board, which shall be set at no greater than five (5) members.

              (ii) ALTERNATIVE B: The Notes will be amended to provide that (a) the Notes shall be convertible by the Reporting Persons at any time prior to March 7, 2010, at a conversion price of $0.15 per share; (b) on March 7, 2010, unless repaid prior to such date, the Notes shall be converted into shares of Common Stock at a conversion price of $0.08; (c) interest on the Notes may be paid in the form of warrants to purchase common stock at an exercise price of $0.15 per share and otherwise on the terms set forth in the outstanding Series C Warrants, valued using the black-scholes valuation method; and (d) holders of the Notes shall be issued 10,000 shares of a newly created class of preferred stock (the "Preferred Stock") which (x) shall have the voting rights set forth below, (y) shall have distribution and liquidation rights equivalent to the Common Stock, and (z) shall be convertible by the holder into 10,000 shares of Common Stock.

              (iii) PREFERRED STOCK VOTING RIGHTS: If the Notes (including all principal and accrued but unpaid interest thereon) are not repaid in full on or prior to the current maturity date, or are converted into Common Stock (either such event being a "Trigger Date"), then from and after the Trigger Date holders of a majority of the Preferred Stock (a "Majority in Interest") will have the right, exercisable from time to time by notice to the Issuer, to designate a majority of the Board. In addition, a Majority in Interest shall be entitled to appoint two observers to the Board and each committee thereof (other than any committee formed for the purpose of evaluating a transaction involving the holders of the Preferred Stock). The Issuer shall be required to maintain the size of the Board at either three (3) or five (5) members and to obtain all necessary advance director resignations and consents to effect these changes. Holders of the Preferred Stock shall vote on all other matters on an as converted basis together with the Common Stock and not as a separate class, including the election of the directors not appointed by holders of the Preferred Stock, except as specifically provided herein or as otherwise required by law.

         (b) MODIFICATION OF WARRANTS: Under both Alternative A and Alternative B, the Series A, Series B and Series C Warrants (the "Warrants") shall be amended to reduce their exercise prices from $1.21, $0.90 and $1.00, respectively, to $0.15. Further, the Warrants shall also be amended to (a) remove restrictions which currently prohibit the exercise of the Warrants at any time the holder would, after such exercise, own in excess of 4.99% or 9.99%, as the case may be, of the outstanding shares of Common Stock, after giving effect to such exercise, (b) waive the anti-dilution provisions of the Warrants that would increase the number of shares issuable pursuant to the Warrants in inverse proportion to the reduction in the exercise price, and (c) waive all anti-dilution protections as to future transactions.

         (c) MODIFICATION OF NOTES: Under both Alternative A and Alternative B, the Notes shall also be amended to remove restrictions which currently prohibit the conversion of the Notes at any time the holder would, after such conversion, own in excess of 4.99% or 9.99%, as the case may be, of the outstanding shares of Common Stock, after giving effect to such conversion.

         It is contemplated that if the Term Sheet is accepted, Messrs. David Gelbaum and David Anthony would join the Board; the other potential nominees of the Reporting Persons have not been identified. It is contemplated that if the Term Sheet is accepted, the Reporting Persons have not determined to take any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons have not determined but reserve the right to exercise and/or convert their equity securities of the Issuer, purchase additional shares of Common Stock in the open market or in private transactions, or take other actions to increase the Reporting Persons' economic stake and voting influence over the Issuer. The Reporting Persons may also from time to time determine to sell Common Stock and other securities in the open market or in private transactions.

         Further, the Reporting Persons expressly retain their rights to further modify their plans with respect to the transactions described in this Amendment No. 3 or the Prior Schedules and, depending upon their further investigation of the Issuer and market conditions, to formulate different plans and proposals which could result in the occurrence of any other actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D, subject to applicable laws and regulations.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Amendment No. 3, the Reporting Person own the following securities of the Issuer:

             (i) 21,567,436 shares of Common Stock, accounting for 19% of the total outstanding shares of Common Stock as reported by the Issuer on its Form 10-Q filed with the SEC on 5/15/09;

             (ii) Series A Note in the aggregate principal amount of $2,397,700 with a conversion price of $0.69 per share and maturity date of 3/7/2010;

             (iii) Series B Note in the aggregate principal amount of $6,538,154 with a conversion price of $0.57 per share and maturity date of 3/7/2010;

             (iv) Series A Warrants to purchase up to 4,347,826 shares of Common Stock at an exercise price of $1.21 per share

             (v) Series B Warrants to purchase up to 13,090,261 shares of Common Stock at an exercise price of $0.90 per share; and

             (vi) Series C Warrants to purchase up to 22,151,136 shares of Common Stock at an exercise price of $1.00 per share (securities of the Reporting Persons set forth in subsections (ii) through (vi), collectively, the "Derivative Securities").

         As of the date of filing of this Amendment No. 3, with respect to the above described Series A Note, Series B Note, Series A Warrants and Series B Warrants, the Reporting Persons are prohibited from converting or exercising such Derivative Securities to the extent that after giving effect to such conversion or exercise, the Reporting Persons would beneficially own in excess of 4.99% or 9.99%, as the case may be, of the shares of Common Stock outstanding immediately after giving effect to such conversion or exercise. Consequently, in accordance with Rule 13D, the beneficial ownership of the Reporting Persons being reported in this Amendment No. 3 does not take into account the conversion or exercise of such Derivative Securities into shares of Common Stock in excess of the limitation contained therein.

         Further, the Reporting Persons are prohibited from exercising their Series C Warrants to the extent that after giving effect to such exercise, the Reporting Persons would beneficially own in excess of 19.99% of the shares of Common Stock outstanding immediately after giving effect to such exercise. Therefore, in accordance with Rule 13D, the Reporting Persons are deemed beneficial owners of only a certain number of shares of Common Stock equal to 19.99% of the total issued and outstanding shares of Common Stock, after giving effect to the exercise of a small portion of Series C Warrants to allow for the Reporting Persons' beneficial ownership to reach 19.99%.

         (b) The Reporting Persons have shared voting and dispositive power with respect to the securities of the Issuer described in Item 5(a) above. Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

         (c) There has been no change in the beneficial ownership of the Reporting Persons during the past sixty (60) days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 3 to
                     Schedule 13D.

         Exhibit B:  Term Sheet proposed to the Issuer by the Reporting Persons on October 30, 2009

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: November 2, 2009         /s/ David Gelbaum
                                -----------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum,  As Attorney-in-fact for
                                Monica Chavez Gelbaum
                                -----------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The
                                Quercus Trust


                                /s/ David Gelbaum
                                -----------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee
                                of The Quercus Trust

CUSIP No. 834156101



                                    EXHIBIT A

      AGREEMENT REGARDING JOINT FILING OF AMENDMETNT NO. 3 TO SCHEDULE 13D



         The undersigned agree that the Amendment No. 3 to Schedule 13D with respect to the Common Stock of Solar EnerTech Corp. is a joint filing being made on their behalf.

Dated: November 2, 2009         /s/ David Gelbaum
                                -----------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum,  As Attorney-in-fact for
                                Monica Chavez Gelbaum
                                -----------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The
                                Quercus Trust


                                /s/ David Gelbaum
                                -----------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee
                                of The Quercus Trust

                                   EXHIBIT B

                                THE QUERCUS TRUST

                              SUMMARY OF TERMS FOR
          PROPOSED MODIFICATIONS OF SECURITIES TO SOLAR ENERTECH CORP.


                                Ocotober 29, 2009



ISSUER:                             Solar Enertech Corp. (the "Company")

INVESTOR:                           The Quercus Trust ("Quercus").

ALTERNATE PROPOSALS:                Quercus is offering the Company alternative proposals with respect to control of the board of directors and modification of the Notes.

                                    ALTERNATIVE A: The Notes will be converted into Common Stock at Closing at a conversion price of $0.15 per share and the former note holders will be allowed to designate a majority of the board of the directors of the Company, which shall be set at no greater than five (5) members.
                                    It shall be a condition to the modification of the Notes and Warrants that the Company obtain such resignations, shareholder approvals and other consents as Quercus shall request as part of the Definitive
                                    Documents described below.

                                    ALTERNATIVE B: The Notes will be amended to provide that (a) the Notes shall be convertible by Quercus at any time prior to March 7, 2010, at a conversion price of $0.15 per share, (b) on March 7, 2010, unless repaid prior to such date, the Notes shall be converted into shares of common stock at a conversion price of $0.08; (c) interest on the Notes may be paid in the form of warrants to purchase common stock at an exercise price of $0.15 per share and otherwise on the terms set forth in the outstanding Series C Warrants, valued using the black-scholes valuation method, and (d) Holders of Notes shall be issued 10,000 shares of a newly created class of preferred stock (the "Preferred
                                    Stock") which (i) shall have the voting rights set forth below, (ii)
                                    shall have distribution and liquidation rights equivalent to the Common
                                    Stock, and (iii) shall be convertible by the holder into 10,000 shares of Common Stock.


                                    PREFERRED STOCK VOTING RIGHTS: If the Notes (including all principal and accrued but unpaid interest thereon) are not repaid in full on or prior to the current maturity date, or are converted into Common Stock
                                    (either such event being a "Trigger Date"), then from and after the
                                    Trigger Date holders of a majority of the Preferred Stock (a "Majority in Interest") will have the right, exercisable from time to time by notice to the Company, to designate a majority of the board of directors of the Company. In addition, effective upon the Closing and unless and until the Trigger Date occurs, a Majority in Interest shall be entitled to appoint two observers to the Board and each committee thereof (other than any committee formed for the purpose of evaluating a transaction involving the holders of the Preferred Stock). The
                                    Company shall be required to maintain the size of the board of directors at either three (3) or five (5) members and to obtain all necessary advance director resignations and consents to effect these changes. Holders of the Preferred Stock shall vote on all other matters on an as converted basis together with the Common Stock and not as a separate class, including the election of the directors not appointed by holders of the preferred stock, except as specifically provided herein or as otherwise required by law. It shall be a condition to the modification of the Notes and Warrants that the Company obtain such resignations, shareholder approvals and other consents as Quercus shall request as part of the Definitive Documents described below.

MODIFICATION OF WARRANTS:           Under both Alternative A and Alternative B, the Series A, Series B and
                                    Series C Warrants shall be amended to reduce their exercise prices from
                                    $1.21, $0.90 and $1.00, respectively, to $0.15. The Warrants shall also be amended to (a) waive the anti-dilution provisions of the Warrants that would increase the number of shares issuable pursuant to the
                                    Warrants in inverse proportion to the reduction in the exercise price, and (b) waive all anti-dilution protections as to future transactions.

CLOSINGS:                           Subject to the satisfaction of conditions to be specified in the amendments to the existing Notes and Warrants referred to below, the closing (the "Closing") would take place as soon as practicable.

INDEMNIFICATION:                    The bylaws and/or other charter documents of the Company shall, to the extent such limitations are not already in place, limit each Board member's liability and exposure to damages, and shall indemnify directors, to the broadest extent permitted by applicable law. In addition, the Company shall maintain directors and officers liability insurance in amounts and from carriers acceptable to a Majority in
                                    Interest.

ASSIGNMENT:                         The rights of Quercus and holders of the Preferred Stock under the agreements contemplated hereby may be transferred to (i) any partner, retired partner or affiliated fund of any holder which is a partnership, (ii) any member or former member of any holder which is a limited liability company, (iii) any family member or trust for the benefit of any individual holder, (iv) in the case of Quercus, any beneficiary or donee of Quercus, or (v) any transferee that of at least twenty-five percent of the Preferred Stock and/or the equivalent in securities into which the Preferred Stock are converted (each, a "Major
                                    Investor"), provided such transferee agrees in writing to be subject to the terms of all agreements with respect to which rights are transferred.

LEGAL FEES AND EXPENSES:            Each party shall bear its own fees and expenses in connection with the transaction.

CONFIDENTIALITY:                    Except as may be required by applicable securities laws (in which event the disclosing party shall use reasonable efforts to consult with the other party as to the content of such disclosure): neither party shall
                                    (a) disclose the terms of this Term Sheet to any person other than officers, members of the Board and the party's accountants, attorneys and other advisers with a need to know such information, or (b) issue or otherwise disseminate any press release, publicity, disclosure or notice to any person concerning any of the transactions contemplated hereby without the prior written consent of the other party.
                                    Notwithstanding anything to the contrary contained herein, (a) the
                                    Company shall be entitled to issue press releases regarding such transactions upon the execution of the Definitive Documents, and (b)
                                    each party shall be entitled to make such securities law disclosures as its attorneys reasonably believe are required by applicable securities laws provided that in each such case the other party shall be provided with copies of, and allowed to comment on, such documents.

OTHER AGREEMENTS:                   The execution and delivery of the Definitive Documents described below relating to the transactions contemplated hereby shall supersede all other written and oral, prior and contemporaneous agreements between
                                    Quercus and the Company with respect to the transactions contemplated hereby.

CONDITIONS PRECEDENT
TO FINANCING:                       Except for the provisions contained herein entitled "Confidentiality,"
                                    which are explicitly agreed by the parties to be binding upon execution of this Term Sheet, this Term Sheet is not intended as a legally binding agreement, and any obligation on the part either party is subject to the following conditions precedent:

                                    1.      Completion of legal documentation satisfactory to the Company and
                                            Quercus containing customary representations and warranties of the Company and other provisions (the "Definitive Documents").

                                    2.      Satisfactory completion of due diligence by Quercus.

                                    Unless and until the foregoing conditions precedent are fulfilled, neither party shall have any obligation to consummate the transactions contemplated by this Agreement.

EXPIRATION:                         This offer shall remain open for one week from the date hereof.

COUNSEL TO
THE QUERCUS TRUST:                  Joseph P. Bartlett, Esq.
                                    The Law Offices of Joseph P. Bartlett
                                    17050 Sunset Blvd., #D
                                    Pacific Palisades, CA 90067
                                    Telephone:  (310) 584-1234
                                    Facsimile:  (310) 573-0314

COMPANY COUNSEL:


                                                     Acknowledged and agreed:


                                                     THE QUERCUS TRUST


                                                     By: /s/ David Gelbaum
                                                         -----------------------


                                                     David Gelbaum, Trustee


                                                     SOLAR ENERTECH CORP.


                                                     By:
                                                         -----------------------

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